UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2015

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, July 16, 2015

Messrs,
Superintendencia del Mercado de Valores – SMV
Present.-

Reference:          Relevant Information Communication

Dear Sirs:

Hereby we inform as a Relevant Information Communication that today, July 16, 2015, our subsidiary STRACON GyM S.A., has subscribed a Memorandum of Understanding with Red Eagle Mining Corporation from Canada, by which we are awarded the contract for the development and operation of the San Ramon Gold Mine, located in Medellin, Colombia, for a period of eight years.

The San Ramon Gold Mine is located 70 kilometers to the northwest of Medellin and has approximately 405,000 ounces of proven gold reserves.

The estimated amount of this contract is of US$ 155 million and it is estimated to be subscribed and begin in August 2015.

As part of this agreement, STRACON GyM S.A., has subscribed shares from Red Eagle Corporation as part of a private placement for an amount of US$ 3.5 million. Additionally, after signing the contract, a new subscription of shares for the same amount will be executed, with which we will obtain a minority stake of 19.94%.

Sincerely,

____________________
/s/ Dennis Gray Febres
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ DENNIS GRAY FEBRES

Name: Dennis Gray Febres

Title: Stock Market Representative

Date: July 16, 2015